Mail Stop 7010

      November 4, 2005

Mr. Charles A. Banks
Wolseley plc
Parkview 1220
Arlington Business Park, Theale
Reading, Berkshire, RG7 4GA United Kingdom

      Re:	Wolseley plc
		Form 20-F for the fiscal year ended July 31, 2004
      Filed November 18, 2004
      File No. 1-15186

Dear Mr. Banks:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE